EXHIBIT 4.7

CONFIDENTIAL TREATMENT REQUESTED

Redacted portions are indicated by (REDACTED)

Redacted portions filed separately with the SEC pursuant to the confidential treatment request

NON-EXCLUSIVE LICENSE AGREEMENT

This Non-Exclusive License Agreement (“Agreement”) is effective as of 18 April 2012 (“Effective Date”) by and between Genentech, Inc., having its principal place of business at 1 DNA Way, South San Francisco, California 94080 (hereinafter “Genentech”) and Lorus Therapeutics Inc., having its principal place of business at 2 Meridian Road, Toronto, Ontario, Canada M9W 4Z7 (hereinafter “Lorus”).

WHEREAS:

A.	Genentech owns and controls certain patent rights relating to methods and compositions in the field of polypeptides (the “Licensed Patents”, as that term is defined below);

B.	Lorus is developing, and intends to commercialize, a polypeptide product and wishes to acquire a non-exclusive license for such product and related products under the Licensed Patents; and

C.	Genentech is willing to grant such a non-exclusive license to Lorus on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the promises and the mutual covenants recited herein, the Parties agree as follows:

Article I

DEFINITIONS

Unless otherwise specifically set forth herein, the following terms shall have the following meanings:

1.01           “Affiliate” means any corporation, company or business entity which, directly or indirectly, controls, is controlled by or is under common control with, a Party.  For the purpose of this Section 1.01 “control” shall mean (i) the ownership, directly or indirectly, of at least fifty percent (50%) of the outstanding voting securities or other ownership interest of an entity, or (ii) the possession, directly or indirectly, of the power to manage, direct or cause the direction of the management and policies of the corporation or other entity or the power to elect or appoint fifty percent (50%) or more of the members of the governing body of the corporation or other entity.

1.02           “Business Day” means a day on which banking institutions in New York, New York, USA or Toronto, Ontario, Canada are open for business.

1.03           “Calendar Quarter” means each three month period commencing January 1, April 1, July 1 and October 1 of each year during the term of this Agreement.

1.04           “Clinical Trial” means a Phase I Clinical Trial, Phase II Clinical Trial, or Phase III Clinical Trial.

1.05           “EMA” means the European Medicines Agency, or any successor entity thereto performing similar functions.

1.06           “FDA” means the United States Food and Drug Administration, or any successor entity thereto performing similar functions.

1.07           “Field of Use” means treatment of human cancer.

1.08           “First Commercial Sale” shall mean the first sale of any Licensed Product by Lorus or a Sublicensee thereof to a Third Party in the Territory.  The sale shall be deemed to occur on the date of the invoice to the Third Party for the Licensed Product.  Use for test marketing, sampling and promotional uses, Clinical Trial purposes or compassionate or similar use shall not be considered to constitute a First Commercial Sale, provided no financial consideration is received by Lorus or a Sublicensee for any such use.

1.09           “Licensed Patents” shall mean (a)REDACTED – PATENT NUMBERS, (b) any patents issuing from continuations, divisions, or continuations-in-part from which any of the foregoing claim priority, and (c) invention certificates, substitutions, reissues, reexaminations, extensions, registrations, patent term extensions, supplementary, supplementary protection certificates, renewals and foreign counterparts of any of the foregoing (a) or (b), including without limitation REDACTED.

1.10           “Licensed Product” shall mean any pharmaceutical product containing Lorus Protein, the making (or having made), using, selling, offering for sale or importing of which, but for the license granted under this Agreement, would infringe a Valid Claim.

1.11           “Lorus Protein” means a IL-17E protein for which either (a) REDACTED - DEFINITION (b) Lorus and/or its Sublicensees have exclusive marketing rights worldwide.

1.12           “Net Sales” means with respect to a Licensed Product, the gross amount invoiced for sales of such Licensed Product in bona fide arm’s length sales by Lorus and/or its Sublicensees, to Third Parties, commencing with the First Commercial Sale of such Licensed Product, less the following deductions from such gross amounts which are actually incurred, allowed, accrued by Lorus or its Sublicensees and specifically allocated to the sale of Licensed Product, in each case only to the extent reasonable and customary in the pharmaceutical industry:

(a)           credits, price adjustments or allowances for damaged Licensed Products, returns or rejections of Licensed Product;

(b)           reasonable, normal and customary trade, cash and quantity discounts, allowances and credits (other than price discounts granted at the time of invoicing which have already been included in the gross amount invoiced);

(c)           charge back payments and rebates actually granted to group purchasing organizations, managed health care organizations or to federal, state/provincial, local and other governments, including their agencies, or to trade customers;

(d)           any invoiced freight, postage, shipping, insurance and other transportation charges; and

(e)           sales, value-added (to the extent not refundable in accordance with applicable law), and excise taxes, tariffs and duties, and other taxes directly related to the sale (but not including taxes assessed against the income or profits derived from such sale).Where (i) the consideration for Licensed Product transferred to Third Parties includes any non-cash element, or (ii) Licensed Product is transferred by Lorus or a Sublicensee, in any manner other than an invoiced sale, the Net Sales applicable to any such transaction shall be the fair market value for the applicable quantity of the Licensed Product for the period in question in the applicable country of the Territory.

In the event that the Licensed Product is sold in any country in the form of a combination Licensed Product containing one or more therapeutically active ingredients in addition to such Licensed Product, Net Sales thereof shall be calculated by multiplying the Net Sales, as defined above, by the fraction A/(A+B), where A is the gross invoice price of the Licensed Product sold separately during the royalty period in question and B is the aggregate of the gross invoice prices of any other therapeutically active ingredients in the combination as sold separately during the royalty period in question.  In the event that the Licensed Product and the other therapeutically active ingredients in the combination Licensed Product are not sold separately, Net Sales thereof shall be determined by the Parties in good faith.

Net Sales, as set forth in this definition, shall be calculated, in accordance with International Financial Reporting Standards (“IFRS”), or a successor thereto, as consistently applied.

1.13           “Party” shall mean either Genentech or Lorus, and when used in the plural shall mean both Genentech and Lorus.

1.14           “Phase I Clinical Trial” shall mean a human clinical trial, the principal purpose of which is a preliminary determination of safety in healthy individuals or patients as described in 21 CFR 312.21(a), as amended, or any equivalent thereof.  A Phase I Clinical Trial shall be deemed to have commenced when the first patient has been enrolled therein.

1.15           “Phase II Clinical Trial” shall mean a human clinical trial, for which a primary endpoint is a preliminary determination of efficacy or dose ranges in patients with the disease target being studied, as described in 21 CFR 312.21(b), as amended, or any equivalent thereof.  Any well controlled study intended to provide the substantial evidence of efficacy necessary to support the filing of an approvable marketing authorization (such as a combined Phase II/Phase III Clinical Trial, a Phase IIa/PhaseIIb Clinical Trial or other Phase II Clinical Trial subset, or any Phase III Clinical Trial in lieu of a Phase II Clinical Trial) (a “Pivotal Study”) shall automatically be deemed to be a Phase II Clinical Trial. A Phase II Clinical Trial shall be deemed to have commenced when the first patient has been enrolled therein.

1.16           “Phase III Clinical Trial” shall mean a human clinical trial, the principal purpose of which is to establish safety and efficacy in patients with the disease target being studied, as described in 21 CFR 312.21(c), as amended, or any equivalent thereof.  A Phase III Clinical Trial shall also include any other human clinical trial intended as a Pivotal Study, whether or not such study is a traditional Phase III Clinical Trial.  A Phase III Clinical Trial shall be deemed to have commenced when the first patient has been enrolled in a Pivotal Study.

1.17           “Regulatory Approval” shall mean governmental authorizations and/or approvals required by the competent authorities with respect to a country in the Territory to commence commercial sale of Licensed Product, including but not limited to, product registration(s) and price and marketing approvals, as applicable, in such country.

1.18           “Sublicensee” is defined in Section 2.02.

1.19           “Term” is defined in Section 7.01.

1.20           “Territory” means worldwide.

1.21           “Third Part(y) ies” means any part(y)ies other than Genentech and Lorus.

1.22           “U.S.” and “United States” shall mean the United States of America, including its territories and possessions.

1.23           “Valid Claim” shall mean any claim of an issued and unexpired patent within the Licensed Patents that has not been disclaimed, abandoned or dedicated to the public or held unenforceable, unpatentable or invalid by a decision of a court or governmental agency of competent jurisdiction, which decision is unappealable or unappealed within the time allowed for appeal.

Article II

LICENSE GRANT AND CERTAIN RIGHTS

2.01           License.  Genentech hereby grants to Lorus and Lorus hereby accepts a non-exclusive license under Licensed Patents during the Term to research, develop, make (and have made), use, sell, offer for sale, and import Licensed Product in the Territory in the Field of Use.  Lorus shall have a right to grant sublicenses as provided in Section 2.02.

2.02           Right to Grant Sublicenses.  Lorus shall have the right to grant sublicenses to its Affiliates and Third Parties (each Affiliate and Third Party, a “Sublicensee”) of the rights granted hereunder to Lorus to research, develop, make (and have made), use, sell, offer for sale, and import Licensed Product, in all or part of the Territory; provided that Lorus shall always be responsible for the payment of royalties on Net Sales of Licensed Product by any such Sublicensee and for all other obligations of such Sublicensee under this Agreement as if such obligations were those of Lorus.  A sublicense granted by Lorus to a Sublicensee under this Section 2.02 REDACTED – SUBLICENSE DETAILS provided however, that Lorus and/or Sublicensee shall be permitted to contract with a Third Party to have such Third Party perform activities to facilitate the sale of Licensed Product on behalf of Lorus and/or Sublicensee, including without limitation to manufacture, finish, fill and/or ship Licensed Product for Lorus and/or Sublicensee (hereinafter a “Third Party Contractor”).  Such Third Party Contractor shall only have the right to perform such activities on behalf of Lorus and/or Sublicensee, shall have no right under the license granted hereunder to use Licensed Product in any other way and shall have no right to sell, offer for sale, import or export Licensed Product, except to Lorus and Sublicensees.  Furthermore, any sublicense shall provide that any Sublicensee is bound to at least the same limitations and restrictions as the limitations and restrictions of this Agreement on Lorus, including, without limitation, the grant to Lorus of audit rights similar to Genentech’s audit rights under Section 4.01 of this Agreement, which rights Lorus agrees to exercise for Genentech at Genentech’s request and expense.  In addition, Lorus shall obtain the consent of any such Sublicensee for Genentech to enforce such audit rights to the full force and effect of Lorus’ rights under any such sublicense, in the event that Lorus fails to exercise such audit rights.  Lorus shall notify Genentech in writing promptly after the grant of a sublicense hereunder (including in such notice the name and address of the Sublicensee).

2.03           No Other License.  Lorus understands and agrees that no license under any patent or patent application other than Licensed Patents, or under any know-how, is or shall be deemed to have been granted under this Agreement, either expressly or by implication.

2.04           SECTION REDACTED
Article III

FEES AND ROYALTIES

3.01           License Grant Fee.  Within thirty (30) calendar days after the Effective Date, Lorus shall pay to Genentech a one time non-creditable, non-refundable license grant fee REDACTED – LICENSE FEE.

3.02           Development Milestone Fee.  Lorus shall pay to Genentech a one time non-creditable, non-refundable milestone fee within thirty (30) calendar days of the occurrence of each of the following milestone events, provided that in no event shall (i) any milestone fee be paid more than once, regardless of the number of Licensed Products that are developed, and (ii) the total payments under this Section 3.02 exceed two million three hundred and twenty-five thousand dollars (U.S. $2,325,000) in the aggregate. REDACTED – MILESTONE PAYMENTS

If a milestone fee for the first Licensed Product is paid and such first Licensed Product subsequently is withdrawn from development for any reason, then a subsequent Licensed Product will become the first Licensed Product for the purposes of the above milestone events, and any milestone fee that has already been paid shall be counted as a milestone fee paid for such subsequent Licensed Product, such that no milestone fee is paid twice for the same milestone event.

3.03           Royalties.  Within sixty (60) calendar days after the end of each Calendar Quarter following the First Commercial Sale of Licensed Product in the Territory, Lorus shall pay to Genentech on a country-by-country basis, and on a Calendar Quarter basis, a royalty of REDACTED – ROYALTY RATE of the portion of worldwide aggregate annual Net Sales of all Licensed Product that is less than or equal to REDACTED -ROYALTY RATE AND THRESHOLD of the portion of worldwide aggregate annual Net Sales of all Licensed Product that is greater than REDACTED – ROYALTY THRESHOLD.

3.04           Sales To or Between Lorus and Sublicensees.  It is the intent of the Parties that Net Sales shall be based on arm’s length sales transactions to Third Parties.  No royalties shall be paid upon sales of Licensed Product to or between any of Lorus and Sublicensees for further sale;

provided, however, that in such cases royalties shall be paid upon such further sale of Licensed Product by Lorus or Sublicensees to Third Parties.

3.05           No Non-Monetary Consideration.  Without the prior written consent of Genentech, Lorus and Sublicensees shall not solicit or accept any consideration for the sale of any Licensed Product other than as will be accurately reflected in Net Sales.

3.06           No Third Party Offsets.  Lorus shall not be entitled to deduct any portion of royalties or other amounts paid by Lorus and/or a Sublicensee to any Third Party from the fees or royalties due from Lorus and/or a Sublicensee to Genentech pursuant to this Agreement for any reason.

Article IV

RECORDS, REPORTS AND PAYMENTS

4.01           Records Retention.  Lorus shall keep and shall cause its Sublicensees to keep true, complete and accurate records of all sales of all Licensed Product in accordance with IFRS, or the equivalent, and in sufficient detail to confirm the accuracy of Lorus’ royalty calculations.  At Genentech’s request and expense, Lorus shall permit, not more than once in a twelve (12) month period, an independent certified public accountant appointed by Genentech and acceptable to Lorus to examine at Lorus’ principal place of business, upon reasonable notice and at reasonable times, such records solely to the extent necessary to verify Lorus’ royalty calculations.  Lorus shall be responsible for providing access to such records as in the ordinary course of business are in the possession or control of its Sublicensees.  Such examination shall be limited to a period of time no more than three (3) years immediately preceding the request for examination.  The report of any such examination shall be made first to Lorus and the independent accountant shall be further instructed to redact any proprietary information of Lorus not relevant to the calculation of royalties prior to providing that audit report to Genentech.  The report shall state the amount, if any, by which Lorus has overpaid or underpaid its royalties, including without limitation an explanation of such overpayment or underpayment and all data and calculations used to arrive at such overpayment or underpayment.  If Lorus’ royalties are found to be in error such that royalties to Genentech were underpaid, then Lorus shall promptly pay the deficiency plus interest pursuant to Section 4.05 to Genentech; and if royalties to Genentech were underpaid by more than REDACTED - PERCENTAGE of the total royalty owed for the period in question, then Lorus shall additionally reimburse Genentech for its reasonable, out-of-pocket costs incurred in examining such records.  If Lorus’ royalties are found to be in error such that royalties to Genentech were overpaid, then such overpayment shall be credited against future royalty payments to Genentech, or if there are no future royalty payments, Genentech will promptly repay the overpayment to Lorus.  Amounts credited or paid by Genentech pursuant to the previous sentence shall not exceed the amount of overpayment for the thirty-six (36) month period immediately preceding the date Lorus provides written notice to Genentech that an overpayment has occurred.  Genentech shall treat the report under this Section 4.01 in accordance with the confidentiality provisions of Section 8.11, and shall cause its independent certified public accountant to enter into an acceptable confidentiality agreement with Lorus and/or Sublicensee obligating the independent certified public accountant to retain all such information in confidence pursuant to such confidentiality agreement.

4.02           Reports.  Within sixty (60) calendar days after the end of each Calendar Quarter following the First Commercial Sale of Licensed Product in the Territory, Lorus shall furnish to Genentech a written report of all sales of all Licensed Product subject to royalty under Article III during such Calendar Quarter.  Such report shall include, without limitation, (i) the determination of Net Sales as specified in Section 1.12, setting forth the amount of gross receipts, Net Sales, and all deductions and allowances taken from gross receipts to arrive at Net Sales on a country-by-country basis; and (ii) the royalty payment then due.  Concurrently with each report pursuant to this Section 4.02, Lorus shall make the royalty payment then due.  If Net Sales are in a currency other than U.S. dollars, the reports under this Section 4.02 shall show the amount of Net Sales converted to U.S. dollars on a country-by-country basis and the exchange rate used for conversion to U.S. dollars.

4.03           Payments.  Payments shall be in United States dollars and, unless otherwise agreed in writing, shall be made by wire transfer of immediately available funds to such account of Genentech in such bank as Genentech may from time to time designate in writing.  If laws or regulations require withholding of any taxes imposed on account of any royalties and payments, paid under this Agreement, such taxes shall be deducted by Lorus as required by law from such remittable royalty and payment and shall be paid by Lorus to the proper tax authorities. Official receipts of payment of any withholding tax shall be secured and sent to Genentech as evidence of such payment. The Parties shall exercise their reasonable efforts to ensure that any withholding taxes imposed are reduced as far as possible under the provisions of any relevant tax treaty. The Parties shall cooperate to take advantage of the benefit of any double taxation treaty(ies) that may be applicable.

4.04           Currency Conversion.  Net Sales of Licensed Product made in currency other than U.S. dollars shall be converted to U.S. dollars using the average exchange rates for the applicable foreign currency published in The Wall Street Journal (Eastern Edition) for the applicable Calendar Quarter.  If at any time legal restrictions prevent the prompt remittance of any payments in any jurisdiction, Lorus may notify Genentech and make such payments by depositing the amount thereof in local currency in a bank account or other depository in such country in the name of Genentech or its designee, and Lorus will have no further obligations under this Agreement with respect thereto.

4.05           Interest.  All payments not made when due shall bear interest at the annual rate of REDACTED - PERCENTAGE over the three (3) month U.S. LIBOR rate on the day the payment was due.

4.06           Final Phase I Clinical Study Report.  Lorus shall provide to Genentech in writing the Final Phase 1 Clinical Study Report prior to the start of any additional or subsequent Clinical Trial for Licensed Product.  The term “Final Phase 1 Clinical Study Report” as used herein shall mean the final (non-draft) report approved by Lorus that describes, among other things, the processes used and results generated during the performance of the first Phase I Clinical Trial for the first Licensed Product.

Article V

REPRESENTATIONS AND WARRANTIES

5.01           Genentech represents and warrants that it has the full right, power and authority to enter into this Agreement and to grant the license granted under this Agreement.

5.02           Each Party represents and warrants that it has made such investigation of all matters pertaining to this Agreement as such Party deems necessary, and does not rely on any statement, promise, or representation, whether oral or written, with respect to such matters other than those expressly set forth herein.  Each Party agrees that it is not relying on any matter or any statement, promise, or representation, whether oral or written, made by any person or entity, not specifically set forth in this Agreement.

5.03           Nothing in this Agreement is or shall be construed as:

(i)	A warranty or representation by Genentech as to the validity, enforceability, patentability or scope of any claim or patent or patent application within the Licensed Patents;

(ii)
A warranty or representation by Genentech that anything made, used, sold, or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of any patent rights or other intellectual property right of any Third Party.

(iii)	A grant by Genentech, whether by implication, estoppel, or otherwise, of any licenses or rights other than that expressly granted under Section 2.01; or

(iv)	An obligation to bring or prosecute actions or suits against any Third Party for infringement of any of the Licensed Patents.

5.04           NO WARRANTY OF ANY KIND IS GIVEN BY EITHER PARTY WITH RESPECT TO THE LICENSED PATENTS, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUE OR OTHERWISE; GENENTECH ASSUMES NO RESPONSIBILITIES WHATSOEVER WITH RESPECT TO THE USE, SALE OR OTHER DISPOSITION BY LORUS, SUBLICENSEES OR OTHER TRANSFEREES OF LICENSED PRODUCTS INCORPORATING OR MADE BY USE OF THE LICENSED PATENT LICENSED UNDER THIS LICENSE AGREEMENT; EACH PARTY SPECIFICALLY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY, ENFORCEABILITY, PATENTABILITY, AND/OR SCOPE OF THE LICENSED PATENTS, OR NON-INFRINGEMENT OF THE RIGHTS OF ANY THIRD PARTY.

Article VI

LIABILITY

6.01           Indemnification by Lorus.  Lorus shall indemnify, defend and hold Genentech and its directors, officers, employees and agents harmless from and against any and all liabilities, claims, demands, expenses (including, without limitation, reasonable attorneys’ and professional fees and other costs of litigation), losses or causes of action (each, a “Liability”) arising out of or relating in any way to (i) the possession, manufacture, use, sale or other disposition of Licensed Product hereunder, whether based on breach of warranty, negligence, product liability or otherwise, (ii) the exercise of any right granted to Lorus pursuant to this Agreement, or (iii) any breach of this Agreement by Lorus, except to the extent, in each case, that such Liability is caused by the negligence or willful misconduct of Genentech, its directors, officers, employees and/or agents (as determined by a court of competent jurisdiction); provided, however, that upon receiving notice of any such Liability, Genentech shall promptly notify Lorus and permit Lorus to handle and control the defense (including litigation and settlement) of such Liability, at Lorus’ sole expense, and Genentech shall reasonably cooperate with Lorus in the defense of such Liability, at Lorus’ sole expense.

Article VII

TERM AND TERMINATION

7.01           Term.  This Agreement will commence on the Effective Date and remain in full force and effect until the expiration of the last patent within the Licensed Patents (the “Term”), unless earlier terminated in accordance with this Article VII.  Lorus’ obligation to pay royalties to Genentech under this Agreement shall commence on the date of the First Commercial Sale of Licensed Product in the Territory and shall continue on a country-by-country basis until expiration of the last patent within the Licensed Patents in such country.  Upon expiration of Lorus’ obligation to make any payments for a particular Licensed Product in a given country in the Territory, the non-exclusive license granted to Lorus under this Agreement with respect to such Licensed Product in such country shall become fully paid, royalty free, and irrevocable.

7.02           Termination without Cause.  Lorus has the right to terminate this Agreement for any reason upon sixty (60) days prior written notice to Genentech.

7.03           Termination for Material Breach.  Genentech shall have the right to terminate this Agreement and the licenses granted hereunder upon written notice to Lorus for a material breach of this Agreement if Lorus has failed to cure such breach within thirty (30) days following written notice thereof.  Lorus’ failure to pay royalties and provide reports to Genentech under this Agreement when owed shall constitute a material breach.

7.04           Insolvency.  Genentech may terminate this Agreement if, at any time, Lorus shall file in any court pursuant to any statute of any individual state or country, a petition in bankruptcy, insolvency or for reorganization or for an agreement among creditors or for the appointment of a receiver or trustee of Lorus or of its assets, or if Lorus proposes a written agreement of composition or extension of its debts, or if Lorus shall be served with an involuntary petition against it filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, or if Lorus shall propose or be a party to any dissolution or liquidation, or if Lorus shall make an assignment for the benefit of creditors.  Any termination pursuant to this Section 7.04 shall be effective immediately upon notice of such termination.

7.05           Rights in Bankruptcy.  All rights and licenses granted under or pursuant to this Agreement by Genentech are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101 of the United States Bankruptcy Code.  The Parties agree that Lorus, as licensee of such rights under this Agreement, shall retain and may fully exercise all of their rights and elections under the United States Bankruptcy Code.

7.06           Effect of Termination.  Termination of this Agreement in whole or in part for any reason shall not relieve Lorus of its obligations to pay all undisputed fees and royalties that shall have accrued hereunder prior to the effective date of termination.  Termination of this Agreement shall result in the termination of the license granted to Lorus hereunder.  The provisions of Article I, Article IV, Article V, Article VI, Section 7.05 and Section 7.07, and Article VIII shall survive expiration or termination, for any reason, of the Agreement.

7.07           Direct License to Sublicensee on Termination.  A sublicense granted by Lorus to a Sublicensee in accordance with this Agreement shall survive termination of this Agreement and shall be deemed to be a direct license from Genentech to such Sublicensee, provided that (i) such Sublicensee is then in full compliance with all terms of this Agreement and the respective sublicense, (ii) such Sublicensee agrees in writing to assume all of the obligations of Lorus under this Agreement and can reasonably show the capacity to comply with such obligations to the same extent as if such Sublicensee were an original party hereto, (iii) the obligations of Genentech under such direct license shall not be greater than the obligations of Genentech under this Agreement, and (iv) the scope of such direct license shall not be broader than the rights sublicensed by Lorus to such Sublicensee.

7.08           Challenge to Licensed Patents

(a)           The Parties acknowledge and agree that they are entering the Agreement in lieu of enforcing their respective statutory rights, defenses and remedies under relevant laws, including without limitation under 35 USC 271 and 285 (collectively “Statutory Patent Rights”).  By entering the Agreement each Party waives its Statutory Patent Rights in favor of proceeding under the terms of the Agreement.  Each Party further acknowledges that each and every term in the Agreement, including, but not limited to, the fees and royalties set forth in Article III herein, reflects the value of avoiding the risk of loss associated with litigating the Statutory Patent Rights and the risk of being subject to certain statutory rights, defenses and/or remedies.

(b)           The Parties acknowledge and agree that Genentech may terminate the Agreement at Genentech’s sole and absolute discretion, in the event Lorus or a Sublicensee thereof, challenges, directly or indirectly, the validity, enforceability, patentability and/or scope of any claim within the Licensed Patents in a court or patent office or other governmental agency.  In the event of termination by Genentech pursuant to this Section 7.08, any royalty or other payment owed to Genentech prior to such termination shall be non-refundable.

(c)           Further, in the event Lorus challenges, directly or indirectly, the validity, enforceability, patentability and/or scope of any claim within the Licensed Patents, Lorus shall bear all of Genentech’s fees, costs and expenses associated with litigating such action, including without limitation the fees, costs and expenses associated with any appeals.

Article VIII

MISCELLANEOUS PROVISIONS

8.01           Relationship of the Parties.  Nothing in this Agreement is intended or shall be deemed to constitute or give rise to a partnership, agency, distributorship, employer-employee, joint venture, or fiduciary relationship between the Parties.  No Party shall incur any debts or make any commitments for the other.

8.02           Patent Prosecution, Maintenance and Enforcement.  Genentech shall be solely responsible, at its sole discretion and expense, for the prosecution, defense, and maintenance of Licensed Patents, and for enforcing Licensed Patents against actual or suspected Third Party infringers.

8.03           Assignment.  Neither Party shall assign any of its rights or obligations hereunder except: (a) as incident to the merger, consolidation, reorganization, plan of arrangement, or acquisition of stock or assets affecting substantially all of the assets or voting control of the assigning Party; (b) to any corporation or other entity to which it may transfer substantially all of its assets related to the Licensed Product; (c) to any wholly owned subsidiary if the assigning Party remains liable and responsible for the performance and observance of all of the subsidiary’s duties and obligations hereunder; or (d) with the prior written consent of the other Party (which consent shall not be unreasonably withheld).  This Agreement shall be binding upon the successors and permitted assigns of the Parties, and the name of a Party appearing herein shall be deemed to include the names of such Party’s successors and permitted assigns to the extent necessary to carry out the intent of this Agreement.  Any assignment not in accordance with this Section 8.03 shall be void.

8.04           Further Acts and Instruments.  Upon request by either Party, the other Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be reasonably necessary or appropriate in order to carry out the purposes and intent of this Agreement.

8.05           Trade names and Trademarks.  Except as otherwise provided herein, no right, express or implied, is granted to a Party by this Agreement to use in any manner the name of the other Party or its affiliates or any other trade name, trademark or logo of the other Party or its affiliates

8.06           Entire Agreement.  This Agreement constitutes and contains the entire understanding and agreement of the Parties and cancels and supersedes any and all prior negotiations, correspondence, understandings and agreements, whether verbal or written, between the Parties respecting the subject matter hereof.  No waiver, modification or amendment of any provision of this Agreement shall be valid or effective unless made in writing and signed by a duly authorized representative of each of the Parties.

8.07           Severability.  In the event any one or more of the provisions of this Agreement should for any reason be held by any court or authority having jurisdiction over this Agreement or either of the Parties to be invalid, illegal or unenforceable, such provision or provisions shall be validly reformed to as nearly as possible approximate the intent of the Parties and, if un-reformable, shall be divisible and deleted in such jurisdiction; elsewhere, this Agreement shall not be affected so long as the Parties are still able to realize the principal benefits bargained for in this Agreement.

8.08           Waiver.  The waiver by a Party of any breach of or default under any of the provisions of this Agreement or the failure of a Party to enforce any of the provisions of this

Agreement or to exercise any right hereunder shall not constitute or be construed as a waiver of any other breach or default or as a waiver of any such rights or provisions hereunder.

8.09           Choice of Law.  This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to its conflict of laws provisions.  This Agreement shall be construed as if drafted equally by the Parties, and in construing this Agreement no presumption shall operate in either Party’s favor as a result of the role of it or its counsel in drafting or negotiating the terms or provisions hereof.  The United Nations Convention on Contracts for the International Sale of Goods will not apply in any way to this Agreement or to the transactions contemplated by this Agreement or otherwise to create any rights or to impose any duties or obligations on any party to this Agreement.

8.10           Notices.  Any notice, request, consent, or other document required or permitted to be given under this Agreement or otherwise relating to this Agreement shall be in writing and shall be deemed to have been sufficiently given if delivered in person, transmitted by facsimile (with a confirming copy sent by overnight courier), or sent by overnight courier or registered mail to the Party to whom it is directed at its address shown below or such other address as such Party shall have last given by notice to the other Party.  Any such notice, requests, delivery, approval or consent shall be deemed received on the date of hand delivery or transmission by facsimile (provided that such date is a business day, otherwise it shall be deemed received on the next business day), one (1) business day after dispatch by overnight courier, or five (5) business days after dispatch of the registered mail.

If to Lorus, addressed to:

Lorus Therapeutics Inc.
Meridian Road,
Toronto, Canada M9W 4Z7
Attn:  General Counsel
Facsimile:  416-798-2200

If to Genentech, addressed to:

Genentech, Inc.
1 DNA Way
South San Francisco, CA 94080
Attn:  Corporate Secretary

Facsimile:  (650) 467-9146

8.11           Confidentiality.  Neither Party shall disclose any of the terms of this Agreement (including, but not limited to, the financial terms) to any Third Party without the prior written consent of the other Party; provided, however, that each Party shall be free to disclose any of the terms of this Agreement (a) to the extent that a Party reasonably believes it is required to do so by securities or other applicable laws, regulations, or rules (including the regulations or rules of any relevant stock exchange), (b) pursuant to a legal proceeding or order of a court or governmental agency, (c) to Affiliates and to actual or prospective Sublicensees or Third Party Contractors (in the case of Lorus), (d) to F. Hoffmann-La Roche Ltd. or any Affiliate thereof (in the case of Genentech),

(e) to its accountants, attorneys and other professional advisors, (f) in connection with a financing, merger, consolidation, acquisition or a permitted assignment of this Agreement, and (g) to competent regulatory authorities (in the case of Lorus) as required in connection with any filing, application or request for any regulatory approvals (including pricing and reimbursement approvals), licenses, registrations or authorizations, necessary for the development or commercialization of a Licensed Product in a country, provided that in the case of any disclosure under (c), (d), (e), or (f) above, the recipient(s) are obligated and do so undertake to keep such terms of this Agreement confidential to the same extent as said Party, and provided that in the case of disclosure under (a), (b) or (g), the disclosing Party will use reasonable efforts to secure confidential treatment of such terms of this Agreement as are required to be disclosed.

8.12           Publicity.  Neither Party shall issue any press release or other publicity material or make any public representation that refers to the terms, including, without limitation, the financial terms, of this Agreement without the prior written consent of the other Party.

8.13           Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Facsimile signatures shall be treated the same as original signatures.

8.14           Number and Gender.  Unless the context of this Agreement otherwise requires, to the extent necessary so that each clause will be given the most reasonable interpretation, the singular number will include the plural and vice versa, the verb will be construed as agreeing with the word so substituted, words importing the masculine gender will include the feminine and neuter genders, words importing persons will include firms and corporations and words importing firms and corporations will include individuals.

8.15           Headings and Captions.  The headings and captions of sections and paragraphs contained in this Agreement are all inserted for convenience of reference only and are not to be considered when interpreting this Agreement.

 [Signature page follows]

IN WITNESS WHEREOF, Genentech and Lorus have caused this Agreement to be executed by their duly authorized representatives.

GENENTECH, INC.

By:
Name:
Title:

LORUS THERAPEUTICS INC.

By:
Name:
Title: